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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
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                           For the Month of March 2004

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                         (Commission File. No 0-30718).

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                   SIERRA WIRELESS, INC., A CANADA CORPORATION
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                  (Translation of registrant's name in English)


                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
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              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100
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Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:        Form 20-F          40-F   X
                                                     -----         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:           No:  X
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NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:     Sierra Wireless, Inc.

TSX:  SW
NASDAQ:  SWIR

                SIERRA WIRELESS APPOINTS CHIEF FINANCIAL OFFICER

VANCOUVER, BRITISH COLUMBIA - MARCH 9, 2004 -- Sierra Wireless (NASDAQ: SWIR -
TSX: SW) is pleased to announce the appointment of David McLennan as its Chief Financial Officer. David will assume overall responsibility for the financial management of the company and for directing the financial, planning, administrative support and investor relations functions of the business.

Prior to joining Sierra Wireless, David spent approximately 10 years in a variety of senior management positions within the BCE group of companies. He served with Bell Canada as Chief Financial Officer and with Bell ExpressVu initially as Chief Financial Officer and subsequently as President and Chief Operating Officer. At Bell ExpressVu, David played a key executive role in growing the business from its inception to over US$450 million of annual revenue during its first five years of operation. Earlier in his career, David spent a number of years in the investment business as a research analyst at Nesbitt Thomson. He is a Chartered Financial Analyst (CFA) and holds a Bachelor of Commerce degree from McMaster University. David is also a Trustee of the Alliance Atlantis Movie Distribution Income Fund (TSX: FLM.UN) and is a Director of the underlying General Partner.

"We are pleased to have an executive of David McLennan's calibre join our team as our new Chief Financial Officer," said David Sutcliffe, Chairman and Chief Executive Officer of Sierra Wireless, Inc. "David brings strong financial, management and leadership skills that will be invaluable in continuing our profitable growth and industry leadership. David will succeed our current CFO, Peter Roberts, who has laid a strong foundation and is retiring at the end of March, as announced last July. We thank Peter for his commitment and service to the business over the past five years and wish him the very best."

ABOUT SIERRA WIRELESS
Sierra Wireless (NASDAQ: SWIR - TSX: SW) is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets the AirCard, the industry-leading wireless PC card line for


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portable computers; embedded modules for OEM wireless applications;  the MP line of rugged vehicle-mounted connectivity solutions; and Voq, a line of mobile phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless please visit www.sierrawireless.com
                                                    ----------------------

"AirCard" is a registered trademark of Sierra Wireless, Inc. "Voq" is a trademark of Sierra Wireless, Inc.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    Sierra Wireless, Inc.


                    By: /s/  David B. Sutcliffe
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                        David B. Sutcliffe, Chairman and Chief Executive Officer


Date: March 9 2004